MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three and six months ended June 30, 2014 and 2013 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013 and the related MD&A. Additional information relating to the Company, including the most recent Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. This MD&A is dated as of August 8, 2014 and all information contained is current as of August 8, 2014 unless otherwise stated.

Cautionary Note to US Investors concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of

Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the US Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the US federal securities laws and the rules and regulations thereunder.

700 West Pender Street, Suite 301, Vancouver, B.C., Canada V6C 1G8
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 | Email: info@edrsilver.com
www.edrsilver.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2014, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities and as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Table of Contents

Operating Highlights	Page 3
History and Strategy	Page 4
Consolidated Operations	Page 5
Guanacevi Operations	Page 7
Bolañitos Operations	Page 9
El Cubo Operations	Page 11
Exploration Results	Page 13
Consolidated Financial Results	Page 14
Non IFRS Measures	Page 16
Quarterly Results and Trends	Page 22
Annual Outlook	Page 27
Liquidity and Capital Resources	Page 28
Changes in Accounting Policies	Page 34
Controls and Procedures	Page 35

2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Three Months Ended June 30				Six Months Ended June 30
			Q2 2014 Highlights
2014	2013	% Change		2014	2013	% Change
			Production
1,669,609	1,535,873	9%	Silver ounces produced	3,568,608	3,025,590	18%
15,131	19,915	(24%)	Gold ounces produced	33,650	34,948	(4%)
1,620,189	1,479,828	9%	Payable silver ounces produced	3,464,354	2,939,533	18%
14,607	18,843	(22%)	Payable gold ounces produced	32,403	33,551	(3%)
2,577,469	2,730,773	(6%)	Silver equivalent ounces produced (1)	5,587,608	5,122,470	9%
9.87	10.53	(6%)	Cash costs per silver ounce(2)(3)	7.21	10.29	(30%)
19.19	18.18	6%	Total production costs per ounce(2)(4)	15.93	18.22	(13%)
20.48	26.80	(24%)	All-in sustaining costs per ounce(2)(5)	16.05	25.78	(38%)
339,276	393,070	(14%)	Processed tonnes	685,801	769,414	(11%)
103.58	96.45	7%	Direct production costs per tonne(2)(6)	98.19	98.01	0%
13.24	13.82	(4%)	Silver co-product cash costs (7)	11.74	15.07	(22%)
862	838	3%	Gold co-product cash costs (7)	756	853	(11%)
			Financial
54.8	71.3	(23%)	Revenue ($ millions)	107.8	141.1	(24%)
1,774,302	1,787,571	(1%)	Silver ounces sold	3,311,967	3,302,648	0%
14,612	25,477	(43%)	Gold ounces sold	31,057	41,201	(25%)
20.10	21.38	(6%)	Realized silver price per ounce	20.28	25.05	(19%)
1,308	1,297	1%	Realized gold price per ounce	1,307	1,417	(8%)
(0.3)	(0.4)	(20%)	Net earnings (loss) ($ millions)	3.7	14.0	(73%)
(0.3)	(2.7)	(89%)	Adjusted net earnings (8) ($ millions)	5.2	10.2	(49%)
4.4	6.4	(32%)	Mine operating earnings ($ millions)	15.7	25.3	(38%)
19.6	26.1	(25%)	Mine operating cash flow(9) ($ millions)	45.1	58.7	(23%)
11.9	12.4	(4%)	Operating cash flow before working capital changes (10)	30.2	37.7	(20%)
13.4	16.6	(20%)	Earnings before ITDA (11)	32.7	47.6	(31%)
46.7	16.9	176%	Working capital ($ millions)	46.7	16.9	176%
Shareholders
0.00	0.00	0%	Earnings (loss) per share – basic	0.04	0.14	(71%)
(0.00)	(0.03)	(90%)	Adjusted earnings per share – basic (8)	0.05	0.10	(50%)
			Operating cash flow before working
0.12	0.12	(5%)	capital changes per share (10)	0.30	0.38	(21%)
101,336,743	99,710,933	2%	Weighted average shares outstanding	100,979,486	99,685,615	1%

(1)	Silver equivalents are calculated using a 60:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21

(8)

Adjusted earnings are calculated by adding back the mark-to-market impact of derivative equities held as a liability on the Company’s balance sheet and impairment charges net of tax. See Reconciliation to IFRS on page 16.

(9)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 17.

(10)	See Reconciliation to IFRS on page 17 for the reconciliation of operating cash flow before working capital changes, operating cash flow before working capital changes per share.
(11)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 18.

Management’s highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the US. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively under-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanaceví silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high-grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver doré bars.

In 2007, the Company replicated the success of Guanaceví with the acquisition of the Bolañitos (formerly described as “Guanajuato”) mines project in Guanajuato State. Bolañitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources are growing rapidly and Bolañitos is now an integral part of the Company’s asset base.

Both Guanaceví and Bolañitos are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo had similar challenges to Endeavour’s past acquisitions, but with two significant exceptions; the property came with substantial reserves and resources, and the mine was already operating at 1,100 tonnes per day. After acquisition, Endeavour initiated a two year operational turn-around program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability. Endeavour also completed a capital reconstruction program of the plant and surface infrastructure, and invested in accelerated mine exploration and development to unfold the full potential of El Cubo.

4

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanaceví and Bolañitos mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. In 2012 the Company obtained a credit facility to help support its acquisition, exploration and capital investment programs. The Company may choose to engage in equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three Months and Six Months Ended June 30, 2014 and 2013

Three Months Ended June 30			CONSOLIDATED	Six Months Ended June 30
2014	2013	% Change		2014	2013	% Change
339,276	393,070	(14%)	Ore tonnes processed	685,801	769,414	(11%)
178	165	8%	Average silver grade (gpt)	188	160	18%
86.1	73.6	17%	Silver recovery (%)	86.0	76.6	12%
1,669,609	1,535,873	9%	Total silver ounces produced	3,568,608	3,025,590	18%
1,620,189	1,479,828	9%	Payable silver ounces produced	3,464,354	2,939,533	18%
1.59	1.96	(19%)	Average gold grade (gpt)	1.75	1.74	1%
87.4	80.4	9%	Gold recovery (%)	87.0	81.3	7%
15,131	19,915	(24%)	Total gold ounces produced	33,650	34,948	(4%)
14,607	18,843	(22%)	Payable gold ounces produced	32,403	33,551	(3%)
2,577,469	2,730,773	(6%)	Silver equivalent ounces produced (1)	5,587,608	5,122,470	9%
9.87	10.53	(6%)	Cash costs per silver ounce(2)(3)	7.21	10.29	(30%)
19.19	18.18	6%	Total production costs per ounce(2)(4)	15.93	18.22	(13%)
20.48	26.80	(24%)	All in sustaining cost per ounce (2)(5)	16.05	25.78	(38%)
103.58	96.45	7%	Direct production costs per tonne(2)(6)	98.19	98.01	0%
13.24	13.82	(4%)	Silver co-product cash costs (7)	11.74	15.07	(22%)
861.56	838.16	3%	Gold co-product cash costs (7)	756.46	852.68	(11%)

(1)	Silver equivalents are calculated using a 60:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits . See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

5

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Consolidated Production

Three months ended June 30, 2014 (compared to the three months ended June 30, 2013)
Consolidated silver production during Q2, 2014 was 1,669,609 ounces (oz), an increase of 9% compared to 1,535,873 oz in Q2, 2013, and gold production was 15,131 oz, a decrease of 24% compared to 19,915 oz in Q2, 2013. Plant throughput was 339,276 tonnes at average grades of 178 grams per tonne (gpt) silver and 1.59 gpt gold compared to 393,070 tonnes grading 165 gpt silver and 1.96 gpt gold. Silver production was significantly higher due to higher grades and recoveries, partly offset by the lower throughput. Gold production was significantly lower due to lower grades and throughput, partly offset by improved recoveries. The lower consolidated throughput was a result of the Bolañitos mine operating at the plant capacity and not mining and trucking additional ore for processing at the El Cubo plant as was done in 2013. The increased recoveries were partly a function of selling Bolañitos and El Cubo concentrates as opposed to processing them at the Company’s leach facilities at Guanaceví and El Cubo to produce doré bars. Selling concentrate at current metal prices resulted in higher payable metal production albeit at higher refining charges, resulting in a financial benefit compared to doré production.

Six months ended June 30, 2014 (compared to the six months ended June 30, 2013)
Consolidated silver production during 2014 was 3,568,608 ounces (oz), an increase of 18% compared to 3,025,590 oz in 2013, and gold production was 33,650 oz, a decrease of 4% compared to 34,948 oz in 2013. Plant throughput was 685,801 tonnes at average grades of 188 grams per tonne (gpt) silver and 1.75 gpt gold compared to 769,414 tonnes grading 160 gpt silver and 1.74 gpt gold. Silver production was significantly higher due to higher grades and recoveries, partly offset by the lower throughput. Gold production was lower due to lower throughput, partly offset by improved recoveries. The lower consolidated throughput was a result of the Bolañitos mine operating at the plant capacity and not mining and trucking additional ore for processing at the El Cubo plant as was done in 2013. The El Cubo mine output is forecasted to rise throughout 2014 in order to fill the El Cubo plant to capacity. The increased recoveries were partly a function of selling Bolañitos and El Cubo concentrates as opposed to processing them at the Company’s leach facilities at Guanaceví and El Cubo to produce doré bars. Selling concentrate at current metal prices resulted in higher payable metal production albeit at higher refining charges, resulting in a financial benefit compared to doré production

On March 28, 2014, a Company employee died due to a rock fall underground at the Porvenir Cuatro mine, at Guanaceví. On April 5, 2014, another Company employee died due to a rock fall underground at the V-Asunción mine, at El Cubo. The Company immediately closed both the Porvenir Cuatro mine and the V-Asuncion mine and completed internal investigations.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Following the two fatal accidents, the Company decided to immediately implement a full safety review and retraining program at all three of its mines. Each mine was shut down for two days so each shift in turn could receive a two-day refresher course on safety policies and practices, which are part of the Company’s induction process for all new hires. In addition, the Company retained a group of safety specialists to review the Company’s safety programs and help implement their recommendations. Several new safety initiatives are now underway. The Company also hired a full time safety specialist who is working safety training with miners and supervisors in the mines.

Consolidated Operating Costs

Three months ended June 30, 2014 (compared to the three months ended June 30, 2013)
Cost cutting initiatives that commenced in Q2, 2013 have been offset by lower throughput and the implementation of Mexican mining taxes. The higher cost per tonne was offset by higher grades and improved recoveries improving cash costs per ounce net of by-product credits. Cash costs net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, fell 6% to $9.87 per ounce of payable silver compared to $10.53 in Q2, 2013. All-in-sustaining costs per ounce, also a non-IFRS measure, fell 24% to $20.48 due in part to less exploration and mine development expenditures compared to Q2, 2013. Exploration and mine development expenditures do fluctuate quarter to quarter, therefore all-in sustaining costs are expected to remain similar in the third quarter with similar exploration and mine development expenditures planned.

Six months ended June 30, 2014 (compared to the six months ended June 30, 2013)
Cost cutting initiatives that commenced in Q2, 2013 have been offset by lower throughput and the implementation of Mexican mining taxes. The higher grades and improved recoveries improving cash costs per ounce net of byproduct credits. Cash costs net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, fell 30% to $7.21 per ounce of payable silver compared to $10.29 in 2013. All-in-sustaining costs per ounce, also a non-IFRS measure, fell 38% to $16.05 due higher grades, improved recoveries, lower exploration and mine development expenditures compared to 2013.

Guanaceví Operations

Production Results for the Three Months and Six Months Ended June 30, 2014 and 2013

Three Months Ended June 30			GUANACEVÍ	Six Months Ended June 30
2014	2013	% Change		2014	2013	% Change
108,822	100,781	8%	Ore tonnes processed	215,635	207,434	4%
272	240	13%	Average silver grade (g/t)	311	237	31%
83.6	71.3	17%	Silver recovery (%)	83.7	75.9	10%
795,824	555,036	43%	Total silver ounces produced	1,801,605	1,195,653	51%
787,866	549,486	43%	Payable silver ounces produced	1,783,589	1,183,696	51%
0.55	0.68	(19%)	Average gold grade (g/t)	0.66	0.5	32%
86.1	72.6	19%	Gold recovery (%)	86.3	76.8	12%
1,656	1,590	4%	Total gold ounces produced	3,929	2,533	55%
1,640	1,574	4%	Payable gold ounces produced	3,890	2,507	55%
895,184	650,453	38%	Silver equivalent ounces produced(1)	2,037,345	1,347,615	51%
12.51	16.59	(25%)	Cash costs per silver ounce(2)(3)	10.16	16.65	(39%)
13.95	23.34	(40%)	Total production costs per ounce(2)(4)	12.15	22.93	(47%)
19.08	30.17	(37%)	All in sustaining cost per ounce (2)(5)	15.12	28.89	(48%)
109.83	111.21	(1%)	Direct production costs per tonne(2)(6)	106.89	112.45	(5%)
13.23	17.20	(23%)	Silver co-product cash costs (7)	11.22	17.42	(36%)
861	1044	(18%)	Gold co-product cash costs (7)	723	985	(27%)

(1)	Silver equivalents are calculated using a 60:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

7

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits . See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

The acquisition of Endeavour’s first silver mine, at Guanaceví in 2004, continues to benefit all stakeholders. The mine has since produced more than 20 million ounces of silver and 50,000 ounces of gold, revitalized the local community, and helped establish Endeavour’s successful business model. Although the historic mine was closed and the plant was struggling to process 100 tonnes per day of old tailings in 2004, Guanaceví is now producing 1,200 tonnes of high-grade ore per day. The Company found five high-grade silver-gold ore bodies along a five kilometre length of the prolific Santa Cruz vein and developed four new mines, one of which is now mined out. The Guanaceví operation currently includes three underground silver-gold mines, a cyanidation leach plant, mining camp, and administration and housing facilities. It provides steady employment for more than 450 people and engages over 200 contractors.

Guanaceví Production Results

Three months ended June 30, 2014 (compared to the three months ended June 30, 2013)
Silver production at the Guanaceví mine during Q2, 2014 was 795,824 oz, an increase of 43% compared to 555,036 oz in Q2, 2013, and gold production was 1,656 oz, an increase of 4% compared to 1,590 oz in Q2, 2013. Plant throughput was 108,822 tonnes at average grades of 272 gpt silver and 0.55 gpt gold compared to 100,781 tonnes grading 240 gpt silver and 0.68 gpt gold. Silver production increased due to mining of the higher silver grade and higher recoveries. The higher grades were a result of variations throughout the ore body.

Six months ended June 30, 2014 (compared to the six months ended June 30, 2013)
Silver production at the Guanaceví mine during the first half of 2014 was 1,801,605 oz, an increase of 51% compared to 1,195,653 oz over the same period in 2013, and gold production was 3,929 oz, an increase of 55% compared to 2,533 oz over the same period in 2013. Plant throughput was 215,635 tonnes at average grades of 311 gpt silver and 0.66 gpt gold compared to 207,434 tonnes grading 237 gpt silver and 0.50 gpt gold. Metal production increased due to mining of the higher grade and higher recoveries. The higher grades were a result of variations throughout the ore body.

Guanaceví Operating Costs

Three months ended June 30, 2014 (compared to the three months ended June 30, 2013)
The significantly higher metal grades and improved recoveries significantly improved cash costs per ounce net of by-product credits. Cash costs net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, fell 25% to $12.51 per ounce of payable silver compared to $16.59 in Q2, 2013. All-in-sustaining costs per ounce, also a non-IFRS measure, fell 37% to $19.08 due to higher production, less exploration and mine development expenditures compared to Q2, 2013. Exploration and mine development is a function of the maturity of the individual mines at the Guanaceví operation and can fluctuate quarter to quarter, trending lower in the mature mines but increasing when new mines are developed.

Six months ended June 30, 2014 (compared to the six months ended June 30, 2013)
Cost cutting initiatives that commenced in Q2, 2013 which contributed to a 5% drop in direct production costs compared to the first half of 2013. The lower cost per tonne, significantly higher metal grades and improved recoveries significantly improved cash costs per ounce net of by-product credits. Cash costs net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, fell 39% to $10.16 per ounce of payable silver compared to $16.65 over the same period in 2013. All-in-sustaining costs per ounce, also a non-IFRS measure, fell 48% to $15.12 due to higher production, and lower exploration and mine development expenditures compared to 2013.

8

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Exploration and mine development is a function of the maturity of the individual mines at the Guanaceví operation and can fluctuate quarter to quarter, trending lower in the mature mines but increasing when new mines are developed. Going forward, management expects costs per ounce to drift higher as mined grades revert lower towards the reported reserve grades.

Bolañitos Operations

Production Results for the Three Months and Six Months Ended June 30, 2014 and 2013

Three Months Ended June 30			BOLAÑITOS	Six Months Ended June 30
2014	2013	% Change		2014	2013	% Change
142,370	202,472	(30%)	Ore tonnes processed	284,782	369,972	(23%)
152	160	(5%)	Average silver grade (g/t)	148	149	(1%)
83.1	77.8	7%	Silver recovery (%)	85.0	78.7	8%
623,898	810,414	(23%)	Total silver ounces produced	1,196,749	1,389,068	(14%)
593,692	766,925	(23%)	Payable silver ounces produced	1,137,721	1,324,679	(14%)
2.47	2.84	(13%)	Average gold grade (g/t)	2.60	2.58	1%
82.5	85.2	(3%)	Gold recovery (%)	83.9	83.3	1%
9,980	15,751	(37%)	Total gold ounces produced	20,620	25,642	(20%)
9,588	14,806	(35%)	Payable gold ounces produced	19,758	24,424	(19%)
1,222,698	1,755,445	(30%)	Silver equivalent ounces produced(1)	2,433,949	2,927,568	(17%)
1.20	(2.74)	144%	Cash costs per silver ounce(2)(3)	(0.43)	(1.61)	73%
16.57	1.28	(1,199%)	Total production costs per ounce(2)(4)	13.14	2.83	(365%)
9.70	11.81	(18%)	All in sustaining cost per ounce (2)(5)	6.84	13.99	(51%)
93.04	75.50	23%	Direct production costs per tonne(2)(6)	89.16	79.85	12%
10.40	8.66	20%	Silver co-product cash costs (7)	10.05	10.40	(3%)
677	525	29%	Gold co-product cash costs (7)	648	589	10%

(1)	Silver equivalents are calculated using a 60:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

Endeavour's second acquisition, was the Bolañitos mine in 2007, which encompasses three operating silver-gold mines and a floatation plant, located 10 kilometres from the city of Guanajuato in the state of Guanajuato. Following the acquisition, the cash costs of production were as high as $32 per ounce and the operation was struggling to produce 300,000 ounces of silver per year. Following the execution of management’s business strategy, the cash costs of production became negative due to economies of scale and the rising gold credits as production grew. Bolañitos’ processing plant was expanded in phases from 500 tonnes per day in 2007 to 1,600 tonnes per day in 2012. In 2013 additional mine output was processed at the El Cubo facilities allowing production to exceed plant capacity.

9

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Bolañitos Production Results

Three months ended June 30, 2014 (compared to the three months ended June 30, 2013)
Silver production at the Bolañitos mine was 623,898 ounces during Q2, 2014, a decrease of 23% compared to 810,414 oz in Q2, 2013, and gold production was 9,980 oz, a decrease of 37% compared to 15,751 oz in Q2, 2013. Plant throughput in Q2, 2014 was 142,370 tonnes at average grades of 152 gpt silver and 2.47 gpt gold, compared to 202,472 tonnes grading 160 gpt silver and 2.84 gpt gold in Q2, 2013. Metal production was down due to lower throughput and lower grades. In the same period in 2013, the Bolañitos plant operated at its 1,600 tpd capacity, and extra mine tonnage was processed at the El Cubo operation. Since Q3, 2013, Bolañitos has ceased the excess mine output to use as feed for the El Cubo plant, as the El Cubo mine output is scheduled to rise throughout 2014 to fill its plant to capacity.

Six months ended June 30, 2014 (compared to the six months ended June 30, 2013)
Silver production at the Bolañitos mine was 1,196,749 ounces during 2014, a decrease of 14% compared to 1,389,068 oz in the first half of 2013, and gold production was 20,620 oz, a decrease of 20% compared to 25,642 oz in 2013. Plant throughput in the first half of 2014 was 284,782 tonnes at average grades of 148 gpt silver and 2.60 gpt gold, compared to 369,972 tonnes grading 149 gpt silver and 2.58 gpt gold in the first half of 2013. Metal production was down due to lower throughput, offset by higher silver recoveries. In the same period in 2013, the Bolañitos plant operated at its 1,600 tpd capacity, and extra mine tonnage was processed at the El Cubo operation. Since Q3, 2013, Bolañitos has ceased the excess mine output to use as feed for the El Cubo plant, as the El Cubo mine output is scheduled to rise throughout 2014 to fill its plant to capacity. The increased recoveries were partly a function of selling concentrate as opposed to processing the concentrate at the Company’s leach facilities at Guanaceví and El

Cubo to produce doré bars as was done early 2013. Selling concentrate at current metal prices resulted in higher payable metal production albeit at higher refining charges, resulting in a financial benefit compared to doré production.

Ore grades at Bolañitos, especially in the Daniela vein, were significantly higher than the reserve grades. In reserve grade estimation, the higher grades are typically capped to reduce the effect of smearing the high grade values too far from their sample points, but the higher production grades indicate that capping may not be necessary at Bolanitos.

Bolañitos Operating Costs

Three months ended June 30, 2014 (compared to the three months ended June 30, 2013)
Per tonne costs have risen due to lower throughput and higher refining charges. Cash costs per ounce net of byproduct credits, which is a non-IFRS measure and a standard of the Silver Institute rose to $1.20 per ounce of payable silver compared to negative $2.74 per ounce in the same period in 2013. The lower throughput and higher costs per tonne were the primary contributor to the higher cash costs. All-in sustaining costs fell as mine development and exploration expenditures were curtailed as prices dropped significantly in Q2, 2013.

Six months ended June 30, 2014 (compared to the six months ended June 30, 2013)
Per tonne costs have risen due to lower throughput and higher refining charges.. Cash costs per ounce net of byproduct credits, which is a non-IFRS measure and a standard of the Silver Institute rose to negative $0.43 per ounce of payable silver compared to negative $1.61 per ounce in the same period in 2013. The higher cost per tonne was the primary contributor to the higher cash costs. All-in sustaining costs fell as mine development and exploration expenditures were curtailed as prices dropped significantly in Q2, 2013.

10

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

El Cubo Operations

Production Results for the Three Months and Six Months Ended June 30, 2014 and 2013

Three Months Ended June 30			EL CUBO	Six Months Ended June 30
2014	2013	% Change		2014	2013	% Change
88,084	89,817	(2%)	Ore tonnes processed	185,384	192,008	(3%)
103	93	11%	Average silver grade (g/t)	107	98	9%
85.7	63.5	35%	Silver recovery (%)	89.4	72.3	24%
249,887	170,423	47%	Total silver ounces produced	570,254	440,869	29%
238,631	163,417	46%	Payable silver ounces produced	543,044	431,158	26%
1.44	1.41	2%	Average gold grade (g/t)	1.73	1.45	19%
85.7	63.2	36%	Gold recovery (%)	88.3	75.6	17%
3,495	2,574	36%	Total gold ounces produced	9,101	6,773	34%
3,379	2,463	37%	Payable gold ounces produced	8,755	6,620	32%
459,587	324,866	41%	Silver equivalent ounces produced (1)	1,116,314	847,251	32%
22.71	52.41	(57%)	Cash costs per silver ounce(2)(3)	13.50	29.37	(54%)
43.00	80.16	(46%)	Total production costs per ounce(2)(4)	34.20	52.62	(35%)
51.96	85.81	(39%)	All in sustaining cost per ounce (2)(5)	38.37	53.48	(28%)
112.88	127.11	(11%)	Direct production costs per tonne(2)(6)	101.96	117.39	(13%)
20.83	34.96	(40%)	Silver co-product cash costs (7)	16.34	27.35	(40%)
1356	2,121	(36%)	Gold co-product cash costs (7)	1053.08	1,547	(32%)

(1)	Silver equivalents are calculated using a 60:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

Endeavour’s third mine, was acquired in July 2012. El Cubo was a good fit with Endeavour's business strategy of buying and rejuvenating struggling old mines in historic mining districts. However, unlike Guanaceví and Bolañitos, which had low throughputs and no reserves, El Cubo offered the potential to quickly become a core asset for Endeavour, already having a 1,100-tonne-per-day output and a reasonable reserve/resource mine life. Located in the southeastern part of the historic Guanajuato mining district, this producing silver and gold mine is only 15 kilometres from Endeavour’s Bolañitos project, and included many mine adits, ramps, and shafts, as well as a 400-tonne-per-day leach plant. It also held a lease (until July 2013) on the adjacent Las Torres mine and 1,800-tonne-per-day flotation plant owned by Fresnillo PLC. Subsequent to the acquisition in Q3, 2012, Endeavour launched a $67-million, 18-month capital investment program at El Cubo to explore and develop the mine and to rebuild and expand the plant, tailings facility, water supply, electrical supply, surface buildings, and surface infrastructure. The plant and surface infrastructure program was completed in Q2 2013 on time and within budget.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

El Cubo Production Results

Endeavour's mine plan is focused on increasing throughput at El Cubo of to 1,550 tpd by year end while progressively increasing the production grades by reducing ore dilution. The Company has reorganized the mine operations team, improved supervision and operating efficiencies, improved safety policies, programs and training and created a Mine Rescue Team for a safer environment. The Company has also acquired new mining equipment, accelerated mine development and commenced underground drilling.

During Q2, 2013 the Company announced that the newly rebuilt plant at El Cubo was successfully re-commissioned on May 31, reaching phase 1 operating capacity of 1,100-1,200 tpd. Work to bring the plant capacity of up to 1,500 – 1,600 tpd was completed in early Q3, 2013, allowing management to facilitate the processing up to 350 tpd of additional ore from the Bolañitos mine. More than 600,000 hours of work were completed on the plant and infrastructure with no lost time accidents, an accomplishment of which the Company is particularly proud. Due to the successful re-commissioning of the El Cubo plant, Endeavour returned the nearby leased Las Torres plant to its owner, Fresnillo PLC, on July 22, 2013.

Three months ended June 30, 2014 (compared to the three months ended June 30, 2013)
Silver production at the El Cubo mine was 249,887 oz in Q2, 2014, an increase of 47% compared to 170,423 oz in Q2, 2013 and gold production was 3,495 oz in Q2, 2014, an increase of 36% compared to 2,574 oz in Q2, 2013. Plant throughput in Q2, 2014 was 88,084 tonnes at average grades of 103 gpt silver and 1.44 gpt gold, compared to 89,817 tonnes grading 93 gpt silver and 1.41 gpt gold in Q2, 2013. The improved grades were directly correlated with Endeavour’s operational turn-around strategy to reduce dilution. Mine output declined due to development initiatives, partial closure of the mine subsequent to the fatality reported in April and the Company initiatives to re-implement safety programs and re-train the entire workforce. Management continues to focus on accelerated mine development and operational training needed in order to make the performance progress sustainable over the longer term. Management continues to focus on mine development in the first half of 2014 to facilitate increased mine output up to the 1,550 tpd plant capacity by the end of 2014. In June 2013, the Company completed the refurbishment of the El Cubo processing facility which resulted in artificially lower recoveries during the quarter due to timing of completing work in process inventory.

Six months ended June 30, 2014 (compared to the six months ended June 30, 2013)
Silver production at the El Cubo mine was 570,254 oz in the first half of 2014, an increase of 29% compared to 440,869 oz in the first half of 2013 and gold production was 9,101 oz in 2014, an increase of 34% compared to 6,773 oz in the first half of 2013. Plant throughput in the first half of 2014 was 185,384 tonnes at average grades of 107 gpt silver and 1.73 gpt gold, compared to 192,008 tonnes grading 98 gpt silver and 1.45 gpt gold in the first half of 2013. The improved grades were directly correlated with Endeavour’s operational turn-around strategy to reduce dilution. Management is focused on increasing mine development to access more of the Ascuncion discovery in 2014 to facilitate increased mine output up to the 1,550 tpd plant capacity by the end of 2014. Selling concentrate as opposed to producing doré and operating the new El Cubo plant resulted in significant increase in recoveries compared to 2013. Selling concentrate results in higher payable metal production and higher refining charges, resulting in a net financial benefit. In June 2013, the Company completed the refurbishment of the El Cubo processing facility which resulted in artificially lower recoveries during the quarter due to timing of completing work in process inventory.

El Cubo Operating Costs

Three months ended June 30, 2014 (compared to the three months ended June 30, 2013)
Per tonne costs fell 11% quarter over quarter as the Company’s operational turn-around strategies took effect. The Company significantly reduced its work force in Q2 and Q3 2013, while maintaining the mined tonnes. Cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, dropped to $22.71 per ounce of payable silver compared to $52.41 in the same period in 2013. The lower cost per tonne, improved grades and better recoveries significantly improved the cash costs on a by-product basis, although partly offset by the lower gold price. All-in sustaining costs fell due to the same reasons as cash costs, however the Company continues to invest in accelerated mine development to increase mine output to 1,550 tpd by the end of 2014. During Q2, 2014, El Cubo spent $5.2 million on three kilometres of mine development primarily to access the Villapando-Asunción discovery and meet production expectations later this year.

12

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Six months ended June 30, 2014 (compared to the six months ended June 30, 2013)
Per tonne costs fell 13% compared to the prior year’s first half as the Company’s operational turn-around strategies have taken effect. The Company significantly reduced its work force in Q2 and Q3 2013, while maintaining the mined tonnes. Cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, dropped to $13.50 per ounce of payable silver compared to $29.37 in the same period in 2013. The lower cost per tonne, improved grades and better recoveries significantly improved the cash costs on a by-product basis, although partly offset by the lower gold price. All-in sustaining costs fell due to the same reasons as cash costs, however the Company continues to invest in accelerated mine development to increase mine output to 1,550 tpd by the end of 2014. During 2014, El Cubo spent $10.3 million on six kilometres of mine development and various capital primarily to access the Villalpando-Asunción discovery and meet production expectations later this year.

Exploration Results

In 2014, Endeavour plans to spend at least $10.3 million on exploration with the provision to spend more based on free cash flow and drill results on a quarter by quarter basis. A total of 54,000 metres of drilling in about 120 holes are planned to test multiple exploration targets in addition to the underground mine exploration drilling. The Company is focused on brownfields exploration around the three operating mines in order to replenish reserves and grow resources and mine-lives, as well as greenfields exploration to expand and permit the emerging new high grade silver-gold discovery in the Terronera vein on the San Sebastián property in Jalisco State. Endeavour currently has twelve drill rigs (eight surface and four underground) working in Mexico: two at Guanaceví, three at Bolañitos, four at El Cubo and three at San Sebastián.

At Guanaceví, 4,500 metres of drilling is planned to test one high priority target southeast of the Santa Cruz mine. As of June 30, 2014, 1,800 metres of drilling was completed in the first six months and the drill program is expected to be completed in Q4, 2014.

At Bolañitos, 21,500 metres of drilling is planned to test five high priority brownfield targets northwest and southeast of the mine at La Luz Norte, La Luz-Asunción, Deep Daniela, La Joya Sur and Siglo XX. As of June 30, 2014, 12,300 metres was completed intersecting high grade, silver-gold mineralization in the Asuncion area of the La Luz vein system (L-Asuncion) forming three discrete zones over an 800 metre length, still open to some extent at depth and towards surface.

At El Cubo, 22,000 metres of drilling is planned to test five high priority brownfield targets northwest and southeast of the mine at Villapando-Asunción, Villapando Sur, San Nicolas, Cabrestantes and El Nayal. As of June 30, 2014, 15,000 metres were drilled primarily on the Villapando-Asunción target with significant success. Drilling has extended the recently discovered high grade, silver-gold mineralized zone in the Asuncion area of the Villalpando vein system (V-Asuncion) to over 800 metres long, still open at depth and to the southeast for expansion. The focus in the V-Asuncion area is three-fold: step-out drilling with two surface drill rigs to determine the size of the resource, underground mine development to provide access to the mineralized zone and outline new reserves, and production to expand the mine output from 1,200 tpd up to 1,550 tpd in order to fill the plant to capacity by year-end.

In February 2014, the Company published the San Sebastián mineral resource estimate that included an indicated resource totaling 18.2 million silver ounces and 86.3 thousand gold ounces and inferred resources totaling 13.4 million silver ounces and 126.8 thousand gold ounces. In 2014, 6,000 metres of planned drilling commenced in the second quarter to focus on extending the high-grade silver-gold mineralization along strike to the northwest and southeast of the current resource area in the Terronera vein. Endeavour completed its environmental baseline studies at San Sebastian and filed a mine permit application in late 2013.

13

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Consolidated Financial Results

Three months ended June 30, 2014 (compared to the three months ended June 30, 2013)

For the three-month period ended June 30, 2014, the Company’s mine operating earnings were $4.4 million (Q2, 2013: $6.4 million) on sales of $54.8 million (Q2, 2013: $71.2 million) with cost of sales of $50.4 million (Q2, 2013: $64.8 million).

Operating losses were $2.0 million (Q2, 2013: $2.4 million) after exploration costs of $2.8 million (Q2, 2013: $5.0 million), general and administrative costs of $3.6 million (Q2, 2013: $3.8 million).

The loss before taxes in Q2, 2014 was $1.7 million (Q2, 2013: earnings before taxes of $2.8 million) after mark-to-market loss on derivative liabilities (see adjusted earnings comment on page 16) of $Nil (Q2, 2013: mark-to-market gain of $2.3 million), a foreign exchange gain of $0.5 million (Q2, 2013: loss of $2.4 million), a mark-to-market gain on contingent liabilities of $14 thousand (Q2, 2013: gain of $5.4 million), investment and other income of $0.1 million (Q2, 2013: $0.4 million) and finance costs of $0.3 million (Q2, 2013: $0.5 million).

Sales of $54.8 million in Q2, 2014 represented a 23% decrease over the $71.2 million for the same period in 2013. There was a 1% decrease in silver ounces sold and a 6% decrease in the realized silver price resulting in a 7% decrease silver sales, and there was a 43% decrease in gold ounces sold offset by a 1% increase in realized gold prices resulting in a 42% decrease in gold sales. During the period, the Company sold 1,774,302 oz silver and 14,612 oz gold, for realized prices of $20.10 and $1,308 per oz respectively, compared to sales of 1,787,571 oz silver and 25,477 oz gold, for realized prices of $21.38 and $1,297 per oz respectively, in the same period of 2013. The realized prices of silver and gold during the period were within 2% of the average silver spot price during the period of $19.62 per ounce and the average gold spot price during the period of $1,289 per ounce, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods to 206,590 oz silver and 1,538 oz gold at June 30, 2014 compared to 356,351oz silver and 1,534 oz gold at March 31, 2014. The cost allocated to these finished goods was $4.9 million, compared to $5.6 million at March 31, 2014.

Cost of sales for Q2, 2014 was $50.4 million, a decrease of 22% over the cost of sales of $64.8 million for the same period of 2013. The 22% decrease was a result of the Company cost cutting initiatives implemented in 2013 with the fall in prices. Amortization and depletion was higher primarily due to a lower reserve base offset by the lower depletion cost base from asset impairments recognized in 2013.

Exploration expenses decreased in Q2, 2014 to $2.8 million from $5.0 million in the same period of 2013 based on both the timing of the exploration activities and the reduction of exploration activities in the current year. The sharp drop in precious metal prices prompted management to reduce exploration expenditures. General and administrative expenses decreased to $3.6 million for the period compared to $3.8 million in the same period of 2013 primarily due to decreased corporate development costs, legal and human resource costs.

A significant number of the Company’s share purchase warrants were classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants had an exercise price denominated in a currency which is different from the functional currency of the Company. During Q2 2013, there was a mark-to-market gain of $2.3 million. All of the outstanding share purchase warrants at the beginning of the year were exercised during Q1 2014, therefore there were no share purchase warrants valued at June 30, 2014.

14

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

The mark-to-market gain on the contingent liability was a result of a revaluation, based on the Monte Carlo model, of the contingent consideration related to the acquisition of Mexgold (El Cubo). The increase in the gold price and movement in the forward curve resulted in a $14 thousand mark-to-market gain during Q2, 2014 while the same period in 2013 had a mark-to-market gain on the contingent liability of $5.4 million.

The Company experienced a foreign exchange gain of $0.5 million during the period compared to a loss of $2.4 million for the same period of 2013. The $0.5 million gain was primarily due to the strengthening of the Canadian dollar and Mexican peso against the US dollar during the period, which resulted in higher valuations on the Canadian dollar and Mexican peso cash and receivable amounts.

There was an income tax recovery of $1.4 million during the period compared to a $3.2 million income tax expense for the same period of 2013. This was primarily a result of decreased profitability offset by an increase in Mexican tax rates. On January 1, 2014 the 2013 tax reforms came into effect. The tax reform included a Special Mining Duty of 7.5% on taxable revenue, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenue. During Q2, 2014 the Company incurred $0.5 million special mining duty expense included as current income tax and incurred $0.2 million royalty expense corresponding to the Environmental Tax.

Six months ended June 30, 2014 (compared to the six months ended June 30, 2013)

For the six-month period ended June 30, 2014, the Company’s mine operating earnings were $15.7 million (Q2, 2013: $25.3 million) on sales of $107.8 million (Q2, 2013: $141.1 million) with cost of sales of $92.1 million (Q2, 2013: $115.8 million).

Operating earnings were $4.7 million (Q2, 2013: $9.2 million) after exploration costs of $5.0 million (Q2, 2013: $9.2 million), general and administrative costs of $6.0 million (Q2, 2013: $6.9 million).

Earnings before taxes in the six months ended June 30, 2014 was $3.0 million (Q2, 2013: $21.5 million) after mark-to-market loss on derivative liabilities (see adjusted earnings comment on page 16) of $1.4 million (Q2, 2013: mark-to-market gain of $3.8 million), a foreign exchange gain of $0.2 million (Q2, 2013: loss of $1.0 million), a mark-to-market loss on contingent liabilities of $27 thousand (Q2, 2013: gain of $7.9 million), investment and other income of $0.3 million (Q2, 2013: $2.4 million) and finance costs of $0.7 million (Q2, 2013: $0.8 million).

Sales of $107.8 million in the six months ended June 30, 2014 represented a 24% decrease over the $141.1 million for the same period in 2013. There was a 0.3% increase in silver ounces sold offset by a 19% decrease in the realized silver price resulting in a 19% decrease silver sales, and there was a 25% decrease in gold ounces sold with a 8% decrease in realized gold prices resulting in a 30% decrease in gold sales. During the period, the Company sold 3,311,967 oz silver and 31,057 oz gold, for realized prices of $20.28 and $1,303 per oz respectively, compared to sales of 3,302,648 oz silver and 41,201 oz gold, for realized prices of $25.05 and $1,417 per oz respectively, in the same period of 2013. The realized prices of silver and gold during the period were within 1% of the average silver spot price during the period of $20.05 per ounce and the average gold spot price during the period of $1,291 per ounce, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company increased its finished goods inventory to 206,590 oz silver and 1,538 oz gold at June 30, 2014 compared to 51,000 oz silver and 198 oz gold at December 31, 2013. The cost allocated to these finished goods was $4.9 million, compared to $1.0 million at December 31, 2013.

Cost of sales for the six months ended June 30, 2014 was $92.1 million, a decrease of 20% over the cost of sales of $115.8 million for the same period of 2013. The 20% decrease was a result of the Company cost cutting initiatives implemented in 2013 with the fall in silver and gold prices. Amortization and depletion is higher primarily due to a lower reserve base offset by the lower depletion cost base from asset impairments recognized in 2013.

Exploration expenses decreased in the six months ended June 30, 2014 to $2.2 million to $5.0 million from $9.2 million in the same period of 2013 based on both the timing of the exploration activities and the reduction of exploration activities in the current year.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

The sharp drop in precious metal prices prompted management to reduce exploration expenditures. General and administrative expenses decreased to $6.0 million for the period as compared to $6.9 million in the same period of 2013 primarily due to decreased corporate development costs, legal and human resource costs.

A significant number of the Company’s share purchase warrants were classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants had an exercise price denominated in a currency which is different from the functional currency of the Company. During the period, there was a mark-to-market loss on derivative liabilities (see adjusted earnings comment on page 14) of $1.4 million compared to $3.8 million gain in the same period in 2013. All of the outstanding share purchase warrants at the beginning of the period were exercised during the period. The loss in the current period was a reflection of the Company’s share price increasing from CAN$3.84 at December 31, 2013 to share prices between CAN$4.43 and CAN$6.07 at the various exercise dates during the period.

The mark-to-market loss on the contingent liability was a result of a revaluation, based on the Monte Carlo model, of the contingent consideration related to the acquisition of Mexgold (El Cubo). The increase in the gold price and movement in the forward curve resulted in a $27 thousand mark-to-market loss during the period while the same period in 2013 had a mark-to-market gain on the contingent liability of $7.9 million.

The Company experienced a foreign exchange gain of $0.2 million during the period compared to a loss of $1.0 million for the same period of 2013. The $0.2 million gain was primarily due to the strengthening of the Canadian dollar and Mexican peso against the US dollar during the period, which resulted in higher valuations on the Canadian dollar and Mexican peso cash and receivable amounts.

There was an income tax recovery of $0.7 million during the period compared to an income tax expense of $7.5 million for the same period of 2013. This was primarily a result of decreased profitability offset by an increase in Mexican tax rates. On January 1, 2014 the 2013 tax reforms came into effect. The tax reform included a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. During the six months ended June 30, 2014 the Company incurred $1.6 million special mining duty expense included as current income tax and incurred $0.5 million royalty expense corresponding to the Environmental Tax.

Non-IFRS Measures
Adjusted earnings and adjusted EPS are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that have an exercise price denominated in a currency which is different from the functional currency of the Company. Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. The Company incurred impairments on non-current assets that have a significant one time effect on reported earnings. Adjusted earnings and adjusted EPS are measures used by management to assess the performance of the operations prior to the impact of the mark-to-market changes and impairment amounts to appropriately compare to past performance and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Net earnings (loss) for the period	($289)	($361)	$3,748	$13,996
Mark-to-market loss/(gain) on derivative liabilities	-	(2,386)	1,434	(3,838)
Adjusted net earnings (loss)	($289)	($2,747)	$5,182	$10,158
Basic weighted average share outstanding	101,336,743	99,710,933	100,985,709	99,685,615
Adjusted net earnings (loss) per share	($0.00)	($0.03)	$0.05	$0.10

16

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.

Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Mine operating earnings operating earnings	$4,354	$6,414	$15,659	$25,306
Share-based compensation	219	202	287	277
Amortization and depletion	14,709	13,149	28,782	25,223
Write down (recovery) of inventory to net realizable value	365	6,383	365	7,878
Mine operating cash flow before taxes	$19,647	$26,148	$45,093	$58,684

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital (“WC”) adjustments is calculated as operating cash flow minus working capital adjustment. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and provided to investors as a measure of the

Company’s operating performance.

Expressed in thousands US dollars	Three months ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Cash from operating activities	$13,410	$19,678	$30,517	$29,216
Net changes in non-cash working capital	1,497	7,282	319	(8,508)
Operating cash flow before working capital adjustments	$11,913	$12,396	$30,198	$37,724

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Operating cash flow before working capital adjustments	$11,913	$12,396	$30,198	$37,724
Weighted average shares outstanding	101,336,743	99,710,933	100,985,709	99,685,615
Operating cash flow before WC changes per share	$0.12	$0.12	$0.30	$0.38

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA differently.

17

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Expressed in thousands US dollars	Three months ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Net earnings (loss) for the period	($289)	($361)	$3,748	$13,996
Amortization and depletion – cost of sales	14,709	13,149	28,782	25,223
Amortization and depletion – exploration	32	33	67	67
Amortization and depletion – general & admin	44	46	82	85
Finance costs	256	531	702	778
Current income tax expense	3,250	4,363	6,192	6,199
Deferred income tax expense (recovery)	(4,644)	(1,158)	(6,918)	1,295
Earnings before interest, taxes and amortization	$13,358	$16,603	$32,655	$47,643

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended June 30, 2014				Three Months Ended June 30, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$12,389	$12,286	$10,174	$34,849	$8,703	$23,644	$12,399	$44,746
Royalties	140	103	35	278	356	-	-	356
Special mining duty (1)	490	82	(57)	515	-	-	-	-
Opening finished goods	(2,784)	-	(1,492)	(4,276)	(1,780)	(9,110)	(2,510)	(13,400)
NRV cost adjustment	-	-	-	-	-	-	815	815
Closing finished goods	1,717	775	1,283	3,775	3,929	753	713	5,395
Direct production costs	11,952	13,246	9,943	35,141	11,208	15,287	11,417	37,912
By-product gold sales	(2,283)	(11,630)	(5,202)	(19,115)	(2,250)	(26,572)	(4,213)	(33,035)
Opening gold inventory fair market value	544	-	1,438	1,982	616	10,080	1,578	12,274
Closing gold inventory fair market value	(358)	(905)	(760)	(2,023)	(456)	(899)	(218)	(1,573)
Cash costs net of by-product	9,855	711	5,419	15,985	9,118	(2,104)	8,564	15,578
Amortization and depletion	1,169	8,442	5,098	14,709	2,974	5,063	5,111	13,148
Stock-based compensation	73	73	73	219	68	67	67	202
Opening finished goods depletion	(265)	-	(1,024)	(1,289)	(717)	(2,246)	(925)	(3,888)
NRV cost adjustment	-	-	-	-	270	-	146	416
Closing finished goods depletion	156	610	695	1,461	1,113	198	137	1,448
Total production costs	$10,988	$9,836	$10,261	$31,085	$12,826	$978	$13,100	$26,904

Throughput tonnes	108,822	142,370	88,084	339,276	100,781	202,472	89,817	393,070
Payable silver ounces	787,866	593,692	238,631	1,620,189	549,486	766,925	163,417	1,479,828

Cash costs per ounce	$12.51	$1.20	$22.71	$9.87	$16.59	($2.74)	$52.41	$10.53
Total production costs per oz	$13.95	$16.57	$43.00	$19.19	$23.34	$1.28	$80.16	$18.18
Direct production costs per tonne	$109.83	$93.04	$112.88	$103.58	$111.21	$75.50	$127.11	$96.45

18

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Expressed in thousands US dollars	Six Months Ended June 30, 2014				Six Months Ended June 30, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$20,863	$23,630	$17,576	$62,069	$20,216	$39,231	$22,186	$81,633
Royalties	286	223	103	612	806	-	-	806
Special mining duty (1)	834	762	-	1,596	-	-	-	-
Opening finished goods	(650)	-	(60)	(710)	(1,626)	(10,442)	(2,305)	(14,373)
NRV cost adjustment	-	-	-	-	-	-	1,946	1,946
Closing finished goods	1,717	775	1,283	3,775	3,929	753	713	5,395
Direct production costs	23,050	25,390	18,902	67,342	23,325	29,542	22,540	75,407
By-product gold sales	(4,663)	(24,974)	(10,957)	(40,594)	(3,612)	(43,568)	(11,221)	(58,401)
Opening gold inventory fair market value	94	-	144	238	455	12,789	1,560	14,804
Closing gold inventory fair market value	(358)	(905)	(760)	(2,023)	(456)	(899)	(218)	(1,573)
Cash costs net of by-product	18,123	(489)	7,329	24,963	19,712	(2,136)	12,661	30,237
Amortization and depletion	3,509	14,729	10,544	28,782	6,394	8,290	10,826	25,510
Stock-based compensation	96	96	95	287	93	92	92	277
Opening finished goods depletion	(220)	-	(92)	(312)	(444)	(2,698)	(1,176)	(4,318)
NRV cost adjustment	-	-	-	-	270	-	146	416
Closing finished goods depletion	156	610	695	1,461	1,113	198	137	1,448
Total production costs	$21,664	$14,946	$18,571	$55,181	$27,138	$3,746	$22,686	$53,570

Throughput tonnes	215,635	284,782	185,384	685,801	207,434	369,972	192,008	769,414
Payable silver ounces	1,783,589	1,137,721	543,044	3,464,354	1,183,696	1,324,679	431,158	2,939,533

Cash costs per ounce	$10.16	($0.43)	$13.50	$7.21	$16.65	($1.61)	$29.37	$10.29
Total production costs per oz	$12.15	$13.14	$34.20	$15.93	$22.93	$2.83	$52.62	$18.22
Direct production costs per tonne	$106.89	$89.16	$101.96	$98.19	$112.45	$79.85	$117.39	$98.01

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS

All-in sustaining costs per ounce and all-in costs per ounces are measures developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

19

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Expressed in thousands US dollars	Three Months Ended June 30, 2014				Three Months Ended June 30, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$9,855	$711	$5,419	$15,985	$9,118	($2,104)	$8,564	$15,578
Operations stock based compensation	73	73	73	219	68	67	67	202
Corporate general and administrative	1,347	1,015	408	2,770	995	1,388	296	2,679
Corporate stock based compensation	558	420	169	1,147	411	574	122	1,108
Reclamation - amortization/accretion	4	1	5	10	4	1	5	10
Mine site expensed exploration	406	809	1,176	2,391	860	747	946	2,553
Capital expenditures sustaining	2,788	2,727	5,149	10,664	5,121	8,386	4,023	17,530
All In Sustaining Costs	$15,031	$5,756	$12,399	$33,186	$16,577	$9,060	$14,023	$39,660
Growth exploration				415				2,425
Growth capital expenditures				26				14,111
All In Costs				$33,627				$56,196

Throughput tonnes	108,822	142,370	88,084	339,276	100,781	202,472	89,817	393,070
Payable silver ounces	787,866	593,692	238,631	1,620,189	549,486	766,925	163,417	1,479,828

Sustaining cost per ounce	$19.08	$9.70	$51.96	$20.48	$30.17	$11.81	$85.81	$26.80
All In costs per ounce				$20.75				$37.97

Expressed in thousands US dollars	Six Months Ended June, 2014				Six Months Ended June, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$18,123	($489)	$7,329	$24,963	$19,712	($2,136)	$12,661	$30,237
Operations stock based compensation	96	96	95	287	93	92	92	277
Corporate general and administrative	2,493	1,590	759	4,842	2,143	2,398	780	5,321
Corporate stock based compensation	779	497	237	1,513	643	719	234	1,596
Reclamation - amortization/accretion	8	2	10	20	8	2	10	20
Mine site expensed exploration	485	1,517	2,124	4,126	1,401	1,947	1,967	5,315
Capital expenditures sustaining	4,987	4,569	10,281	19,837	10,194	15,507	7,313	33,014
All In Sustaining Costs	$26,971	$7,782	$20,835	$55,588	$34,193	$18,529	$23,058	$75,780
Growth exploration				848				3,853
Growth capital expenditures				168				27,343
All In Costs				$56,604				$106,976

Throughput tonnes	215,635	284,782	185,384	685,801	207,434	369,972	192,008	769,414
Payable silver ounces	1,783,589	1,137,721	543,044	3,464,354	1,183,696	1,324,679	431,158	2,939,533

Sustaining cost per ounce	$15.12	$6.84	$38.37	$16.05	$28.89	$13.99	$53.48	$25.78
All In costs per ounce				$16.34				$36.39

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

20

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Expressed in thousands US dollars	Three Months Ended June 30, 2014				Three Months Ended June 30, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$12,389	$12,286	$10,174	$34,849	$8,703	$23,644	$12,399	$44,746
Royalties	140	103	35	278	356	-	-	356
Special mining duty (1)	490	82	(57)	515	-	-	-	-
Opening finished goods	(2,784)	-	(1,492)	(4,276)	(1,780)	(9,110)	(2,510)	(13,400)
NRV cost adjustment	-	-	-	-	-	-	815	815
Closing finished goods	1,717	775	1,283	3,775	3,929	753	713	5,395
Direct production costs	11,952	13,246	9,943	35,141	11,208	15,287	11,417	37,912

Silver production	795,824	623,898	249,887	1,669,609	555,036	810,414	170,423	1,535,873
Average realized silver price	20.10	20.10	20.10	20.10	21.38	21.38	21.38	21.38
Silver value	15,996,062	12,540,350	5,022,729	33,559,141	11,866,670	17,326,651	3,643,644	32,836,965

Gold production	1,656	9,980	3,495	15,131	1,590	15,751	2,574	19,915
Average realized gold price	1,308	1,308	1,308	1,308	1,297	1,297	1,297	1,297
Gold value	2,166,048	13,053,840	4,571,460	19,791,348	2,062,230	20,429,047	3,338,478	25,829,755

Total metal value	18,162,110	25,594,190	9,594,189	53,350,489	13,928,900	37,755,698	6,982,122	58,666,720
Pro-rated silver costs	88%	49%	52%	63%	85%	46%	52%	56%
Pro-rated gold costs	12%	51%	48%	37%	15%	54%	48%	44%

Silver co-product cash costs	$13.23	$10.40	$20.83	$13.24	$17.20	$8.66	$34.96	$13.82
Gold co-product cash costs	$861	$677	$1,356	$862	$1,044	$525	$2,121	$838

Expressed in thousands US dollars	Six Months Ended June, 2014				Six Months Ended June, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$20,863	$23,630	$17,576	$62,069	$20,216	$39,231	$22,186	$81,633
Royalties	286	223	103	612	806	-	-	806
Special mining duty (1)	834	762	-	1,596	-	-	-	-
Opening finished goods	(650)	-	(60)	(710)	(1,626)	(10,442)	(2,305)	(14,373)
NRV cost adjustment	-	-	-	-	-	-	1,946	1,946
Closing finished goods	1,717	775	1,283	3,775	3,929	753	713	5,395
Direct production costs	23,050	25,390	18,902	67,342	23,325	29,542	22,540	75,407

Silver production	1,801,605	1,196,749	570,254	3,568,608	1,195,653	1,389,068	440,869	3,025,590
Average realized silver price	20.28	20.28	20.28	20.28	25.05	25.05	25.05	25.05
Silver value	36,536,549	24,270,070	11,564,751	72,371,370	29,951,108	34,796,153	11,043,768	75,791,030

Gold production	3,929	20,620	9,101	33,650	2,533	25,642	6,773	34,948
Average realized gold price	1,307	1,307	1,307	1,307	1,417	1,417	1,417	1,417
Gold value	5,135,203	26,950,340	11,895,007	43,980,550	3,589,261	36,334,714	9,597,341	49,521,316

Total metal value	41,671,752	51,220,410	23,459,758	116,351,920	33,540,369	71,130,867	20,641,109	125,312,346
Pro-rated silver costs	88%	47%	49%	62%	89%	49%	54%	60%
Pro-rated gold costs	12%	53%	51%	38%	11%	51%	46%	40%

Silver co-product cash costs	$11.22	$10.05	$16.34	$11.74	$17.42	$10.40	$27.35	$15.07
Gold co-product cash costs	$723	$648	$1,053	$756	$985	$589	$1,547	$853

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS

21

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

(tables in thousands of US dollars except per share amounts)

	2014		2013				2012
Quarterly Results	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$54,774	$53,000	$67,857	$67,803	$71,250	$69,873	$66,719	$51,880
Direct cost	34,849	27,220	41,210	35,739	44,746	36,887	34,814	24,485
Royalties	278	334	235	287	356	450	469	454
Mine operating cash flow	19,647	25,446	26,412	31,777	26,148	32,536	31,436	26,941
Share-based compensation	219	68	107	131	202	75	124	146
Amortization and depletion	14,709	14,073	15,780	12,566	13,149	12,074	10,517	6,353
Write down on inventory	365	-	664	(2,668)	6,383	1,495	2,876	3,345
Mine operating earnings	$4,354	$11,305	$9,861	$21,748	$6,414	$18,892	$17,919	$17,097

Net earnings (loss)	($289)	$4,037	($115,758)	$12,297	($361)	$14,357	$14,821	$16
Impairment charge, net of tax	-	-	104,283	-	-	-	-	-
(Gain) Loss on derivative liability	-	1,434	(591)	679	(2,386)	(1,452)	(1,881)	1,728
Adjusted earnings (loss)	($289)	$5,471	($12,066)	$12,976	($2,747)	$12,905	$12,940	$1,744

Basic earnings (loss) per share	$0.00	$0.04	($1.16)	$0.12	$0.00	$0.14	$0.15	$0.00
Diluted earnings (loss) per share	$0.00	$0.04	($1.17)	$0.12	$0.00	$0.13	$0.13	$0.00
Adjusted earnings (loss) per share	$0.00	$0.05	($0.35)	$0.13	($0.03)	$0.13	$0.13	$0.02
Weighted shares outstanding	101,336,743	100,494,157	99,720,704	99,741,010	99,710,933	99,660,016	99,539,282	97,666,618

Net earnings (loss)	($289)	$4,037	($115,758)	$12,297	($361)	$14,357	$14,821	$16
Amortization and depletion	14,785	14,146	15,875	12,648	13,228	12,148	10,599	6,426
Finance costs	256	446	422	313	531	247	293	181
Current income tax	3,250	2,942	5,042	2,729	4,363	1,836	5,932	3,419
Deferred income tax	(4,644)	(2,274)	(23,100)	1,341	(1,158)	2,453	(3,460)	2,185
Impairment charges	-	-	135,060	-	-	-	-	-
EBITDA	$13,358	$19,297	$17,541	$29,328	$16,603	$31,041	$28,185	$12,227

22

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2014		2013				2012
	Q1	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Processed tonnes	339,276	346,255	379,480	389,090	393,070	376,344	362,779	306,164
Guanaceví	108,822	106,813	121,008	107,480	100,781	106,653	110,763	108,343
Bolañitos	142,370	142,142	159,294	181,442	202,472	167,500	161,841	117,271
El Cubo	88,084	97,300	99,178	100,168	89,817	102,191	90,175	80,550
Silver ounces	1,669,609	1,898,999	1,931,717	1,855,846	1,535,873	1,489,746	1,235,026	1,137,933
Guanaceví	795,824	1,005,781	861,495	715,080	555,036	640,616	518,207	598,285
Bolañitos	623,898	572,851	698,098	794,734	810,414	578,654	518,674	433,388
El Cubo	249,887	320,367	372,124	346,032	170,423	270,446	198,145	106,260
Silver grade	178	198	181	171	165	154	151	161
Guanaceví	272	350	272	265	240	233	215	227
Bolañitos	152	144	152	147	160	135	140	148
El Cubo	103	110	118	112	93	103	96	92
Silver recovery	86.1	86.1	87.3	86.7	73.6	79.9	70.1	71.8
Guanaceví	83.6	83.7	81.5	78.0	71.3	80.2	67.7	75.7
Bolañitos	83.1	87.1	89.5	92.5	77.8	79.8	71.3	77.7
El Cubo	85.7	92.7	99.1	95.6	63.5	79.9	71.2	44.6
Gold ounces	15,131	18,519	17,686	22,947	19,914	15,032	12,917	11,754
Guanaceví	1,656	2,273	2,275	1,977	1,590	942	1,088	2,667
Bolañitos	9,980	10,640	10,142	15,869	15,751	9,891	8,660	7,363
El Cubo	3,495	5,606	5,269	5,101	2,574	4,199	3,169	1,724
Gold grade	1.59	1.92	1.78	1.89	1.96	1.51	1.55	1.49
Guanaceví	0.55	0.77	0.69	0.70	0.68	0.34	0.69	0.87
Bolañitos	2.47	2.72	2.61	2.75	2.84	2.27	2.2	2.39
El Cubo	1.44	2.01	1.77	1.62	1.41	1.48	1.42	1.42
Gold recovery	87.4	86.6	82.1	96.9	80.4	82.3	71.7	80.1
Guanaceví	86.1	86.0	85.2	82.1	72.6	80.8	44.3	88
Bolañitos	82.5	85.4	75.8	98.9	85.2	81	75.8	81.7
El Cubo	85.7	89.0	93.2	97.8	63.2	86.4	77	46.9
Cash costs per oz	$9.87	$4.87	$7.46	$5.14	$10.53	$10.04	$12.25	$4.70
Guanaceví	$12.51	$8.30	$13.09	$12.98	$16.59	$16.70	$18.20	$10.99
Bolañitos	$1.20	($2.21)	$0.60	($8.10)	($2.74)	($0.06)	($3.73)	($9.98)
El Cubo	$22.71	$6.27	$6.65	$18.61	$52.41	$15.30	$38.52	$29.21
Total cost per oz(1)	$19.19	$13.07	$14.59	$13.17	$18.18	$18.24	$20.84	$13.18
Guanaceví	$13.95	$10.72	$18.51	$18.76	$23.34	$22.56	$23.89	$16.54
Bolañitos	$16.57	$9.39	$4.35	($3.66)	$1.28	$4.45	$1.59	($5.20)
El Cubo	$43.00	$27.30	$24.58	$39.54	$80.16	$35.71	$49.30	$69.20
Costs per tonne	$103.58	$92.93	$90.72	$104.06	$96.45	$99.63	$92.86	$97.04
Guanaceví	$109.83	$103.90	$114.55	$111.06	$111.21	$113.61	$99.70	$101.82
Bolañitos	$93.04	$85.27	$72.78	$84.57	$75.50	$85.10	$75.66	$77.34
El Cubo	$112.88	$92.08	$90.44	$131.83	$127.11	$108.85	$115.25	$119.32

(1) Total Production Cost per ounce

23

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Key Economic Trends

Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During Q2, 2014, the average price of silver was $19.62 per ounce, with silver trading between a range of $18.85 and $21.12 per ounce based on the London Fix silver price. This compares to an average of $23.10 per ounce during Q2, 2013, with a low of $18.61 and a high of $27.96 per ounce. During Q2, 2014, the Company realized an average price of $20.10 per silver ounce compared with $21.38 for the corresponding period in 2013.

During Q2, 2014, the average price of gold was $1,288 per ounce, with gold trading between a range of $1,242 and $1,326 per ounce based on the London Fix PM gold price. This compares to an average of $1,414 per ounce during Q2, 2013, with a low of $1,192 and a high of $1,469 per ounce. During Q2, 2014, the Company realized an average price of $1,308 per ounce compared with $1,238 for the corresponding period in 2013.

The major influences on the precious metals prices the past eight quarters included weaker investment demand, selling from precious metal exchange traded funds, as well as strong US equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, the precious metal prices were also affected by an expectation of improving economic conditions, which lead to the reduction of the US Federal Reserve’s quantitative easing program.

24

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Currency Fluctuations
The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the US dollar weakens, these foreign currencies strengthen.

During Q2, 2014 the Mexican Peso remained relatively flat against the U.S. dollar with lower volatility. During Q2, 2014, the average foreign exchange rate was $12.98 Mexican Pesos per U.S. dollar, with the peso trading between a range of $12.84 and $13.13. This compares to an average of $12.47 during Q1, 2013, with a range of $11.98 and $13.35 Mexican pesos per U.S. dollar.

During Q2, 2014, the Canadian dollar continued to depreciate relative to the U.S. dollar. During Q2, 2014, the average foreign exchange rate was $1.091 Canadian dollar per U.S. dollar, with the Canadian dollar trading between a range of $1.066 and $1.105. This compares to an average of $1.024 during Q1, 2013, between a range of par and $1.053 Canadian dollar per U.S. dollar.

25

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity.

In December 2013, the Mexican President passed tax reform legislation that will be effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. As of June 30, 2014 the Company incurred $1.6 million special mining duty expense included as current income tax and incurred $0.5 million royalty expense corresponding to the Environmental Tax.

26

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Annual Outlook

Production Outlook
Endeavour planned to hold its silver production relatively steady in the range of 6.5 -6.9 million ounces (oz) in fiscal 2014 compared to the 6.8 million oz silver it produced in 2013. Gold production is expected to be in the 65,000-69,000 oz range and silver equivalent production is anticipated to be 10.4 -11.0 million oz (at a silver:gold ratio of 60:1) as shown in the table below.

Mine	Ag Prod. (M oz)	Au Prod. (K oz)	Ag Eq. Prod. (M oz)	Tonnes/Day (tpd)
Guanaceví	2.6-2.7	7.0-8.0	3.0-3.2	1,200-1,300
Bolañitos	2.2-2.4	36.0-38.0	4.4-4.7	1,450-1,600
El Cubo	1.7-1.8	22.0-23.0	3.0-3.1	1,200-1,550
Total	6.5-6.9	65.0-69.0	10.4-11.0	3,850-4,450

In 2014, management elected to operate Bolañitos at the plant capacity and not continue extra mine production for processing at the El Cubo plant as it did in 2013. The Bolañitos operation operates at its existing capacity of 1,600 tonnes per day with the Daniela, Karina, Lana and Bolañitos veins providing the primary source for mill feed. The Company continues to develop the La Luz- Asunción deposit to provide additional mining areas. As of June 30, 2014 the Bolañitos silver equivalent production was consistent with the high end of management’s annual guidance.

In 2014, management forecasted El Cubo production will expand to fill the 1,550 tpd plant to capacity through a steady ramp-up of mine output as mine development opens up the new Villalpando-Asunción deposit. At El Cubo, production continues to be sourced primarily from the Dolores, Villalpando, San Nicolas and Santa Cecilia veins. Mine output has been lower than expected due to development initiatives, partial closure of the mine subsequent to the fatality reported in April and the Company initiatives to re-implement safety programs and re-train the entire workforce. Management continues to focus on accelerated mine development and operational training needed to make improvements sustainable over the longer term. Management continues to focus on mine development in the first half of 2014 to facilitate increased mine output up to the 1,550 tpd plant capacity by the end of 2014.

At Guanaceví, production continues primarily from the Porvenir Norte, Porvenir Cuatro and Santa Cruz veins. Underground development of the new Milache discovery is awaiting permitting for development to start in Q4, 2014 and production to start in Q4, 2015 or early in 2016. Higher than planned grades has resulted in higher silver equivalent production compared to guidance through the first half of 2014. Going forward, management expects mined grades to revert lower towards the reported reserve grades.

Operating Costs
Direct operating costs were estimated to be in the $95 per tonne range driving the expectation that the consolidated by-product cash costs of silver production (net of gold credits) to be in the $9-$10 range for fiscal 2014. The estimated increase from 2013 is primarily driven by the lower gold price and reduced gold production. Consolidated co-product cash costs of silver and gold production are anticipated to be around $13-14 and $800-850 per oz respectively. All-in by-product sustaining costs of production (including sustaining capex, exploration and G&A costs) were forecasted to be approximately $19 per oz of silver produced.

In the first half of 2014, Endeavour exceeded expectations on metal production, while operating costs on a per tonne basis are slightly better than plan. Exploration and mine development expenditures are expected to be incrementally higher in the 3rd quarter so all-in sustaining costs are also expected to rise accordingly.

Capital Budget
Endeavour announced a $43.9 million capital projects budget for 2014, including $34.6 million on mine development, infrastructure, equipment and exploration plus $9.3 million on plant upgrades, infrastructure, equipment and buildings. The Company has budgeted $20.9 million at El Cubo, $9.9 million at Bolañitos, $11.7 million at Guanaceví and $1.4 million for general capital, all of which should be funded by the Company’s anticipated 2014 operating cash-flow. The capital programs remain on plan for the year.

27

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Exploration Expenditures

In 2014, the Company remains on target to spend $10.3 million on exploration. A total of 54,000 metres of drilling in about 120 holes are planned to test multiple exploration targets in addition to the underground mine exploration drilling. In the 2nd quarter, the Company elected to accelerate its exploration drilling programs based on the higher free cash flow generated in the first half of 2013 and positive drill results received to date.

The Company is focused on brownfields exploration around the three operating mines in order to replenish reserves and grow resources and mine-lives, as well as expanding and permitting the emerging new high grade silver-gold discovery in the Terronera vein on the San Sebastián property in Jalisco State. See Exploration Results on page 13 for more detail.

Liquidity and Capital Resources

Cash and cash equivalents have increased from $35.0 million at December 31, 2013 to $44.0 million at June 30, 2014. The revolving bank line of credit was reduced to $29 million by the end of Q2, 2014 compared to $33 million at the end of 2013. The Company had working capital of $46.7 million at June 30, 2014 (December 31, 2013 - $32.2 million). The $14.2 million increase in working capital is primarily a result of free cash flow from the mines.

Operating activities provided cash of $30.5 million during the first half of 2014 compared to $29.2 million during the same period in 2013. The significant non-cash adjustments to net earnings were for amortization and depletion of $28.9 million, share-based compensation of $1.9 million, a deferred income tax recovery of $6.9 million, a mark-to-market loss on derivative liabilities of $1.4 million, finance costs of $0.7 million and a change in non-cash working capital of $0.3 million. The change in non-cash working capital was primarily due to normal operating fluctuations in the payable and receivable accounts.

Investing activities during the period used $20.0 million as compared to $55.8 million in the same period of 2013. Investments in property, plant and equipment totaling $20.0 million compared to $60.4 million, primarily due to significant development at each operation in 2014. In 2013, the Company invested into significant infrastructure at the El Cubo operations. There was also $4.6 million in net receipts from short term investments in 2013 that didn’t occur in 2014.

The Company invested a total of $20.0 million in property, plant and equipment during 2014. $5.0 million was invested at Guanaceví, with $3.7 million spent on 1.6 kilometre of mine development, $0.5 million spent on the tailings dam and $0.8 million on various equipment. At Bolañitos, the Company invested $4.6 million primarily on underground development. The mine developed 3.1 kilometres for $3.8 million, incurred $0.4 million on tailings expansion and purchased $0.3 million on various mine equipment. At El Cubo, the Company invested $10.3 million. The mine incurred $7.4 million developing 5.8 kilometres and spent $2.9 million on various equipment as the mine ramps up to 1,550 tpd. The Company spent $0.1 million on exploration property costs.

As at June 30, 2014, the Company held $1.5 million in available for sale investments consisting of marketable securities (December 31, 2013 - $1.5 million).

Financing activities during 2014 reduced cash by $1.4 million, compared to generating cash by $30.3 million during the same period in 2013. During 2014 the Company paid $4.0 million to reduce its revolving line of credit, incurring $0.6 million of interest, while $3.1 million was realized from the exercise of stock options and warrants. During 2013 the Company drew $30.0 million in net proceeds from its revolving line of credit, incurring $0.1 million of interest and $0.5 million was realized from the exercise of stock options.

28

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

As at June 30, 2014, the Company’s issued share capital was $365.4 million, representing 101,456,014 common shares, compared to $358.4 million, representing 99,784,409 common shares, at December 31, 2013. All of the 1,671,605 common shares issued during the period were issued upon stock option or warrant exercises.

As at June 30, 2014, the Company had options outstanding to purchase 7,104,850 common shares with a weighted average exercise price of CAN $5.30.

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) that was reduced to $50 million July 2013 and will reduce to $25 million July 2015. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví S.A de C.V., Minas Bolañitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the

Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities and any extraordinary items. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation; the Company is in compliance with all such debt covenants as at June 30, 2014. As of June 30, 2014, the Company had drawn $29.0 million on this facility. With the completion of the El Cubo re-construction, the Company expects to reduce the outstanding balance dependent on the metal price environment. During 2013, the Company extended the Facility until July 24, 2016, reducing from $50 million to $25 million July 24, 2015.

In December 2013, the Mexican President passed tax reform legislation that became effective January 1, 2014. The tax reform includes a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. In Q1, 2014 the Company recognized a Special Mining Duty of $1.6 million as a current tax expense and $0.5 Environmental Tax as royalty expense in accordance with IFRS.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of the Company, received a MXN$238 million (US$18.3 million) assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit, however as a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements. The Company has appealed the assessment and expects a favorable resolution.

Capital Requirements

The Company planned to invest $11.7 million at Guanaceví, $9.9 million at Bolañitos and $20.9 million at El Cubo for a total of $42.5 million on capital projects at its operations, all which are anticipated to be covered by the Company’s 2014 cash flow. Additionally the Company budgeted $1.4 million for property payments and software at its Corporate office. The $42.5 million primarily consists of $34.6 million for mine development to convert resources to reserves at the mine sites.

The $11.7 million capital budget at Guanaceví includes $9.3 million for underground development, while $0.9 million will be spent on the tailings dam to ensure there is sufficient capacity into the future and $1.5 million on various mine and plant equipment. As of June 30, 2014, 1.6 kilometre of underground development was completed costing $3.7 million, primarily due to infrastructure costs for pumping water from the Santa Cruz ore zone. Additionally the mine spent $0.5 million related tailings and $0.8 million on various mine equipment.

29

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

The $9.9 million capital budget at Bolañitos includes $8.1 million to develop the La Luz and Plateros veins discovered 2013, $1.0 million of additional investment in the tailings dam and $0.7 million for various equipment replacements. As of June 30, 2014, the Company had spent $3.9 million on 3.1 kilometres of underground development and $0.4 million on the tailings dam and $0.3 million on various mine equipment.

The $20.9 million capital budget at El Cubo includes $13.3 for 11.0 kilometres of mine development, $2.0 million for tailing dam expansion, $3.5 million for mine equipment all to facilitate the increase in production from 1,200 tpd to 1,550 tpd in 2014. Additionally $2.1 million is budgeted to improve existing infrastructure to support the operations. As of June 30, 2014, 5.8 kilometres were developed underground for $7.4 million, $1.2 million on plant and tailings infrastrutured and $1.7 million of mine equipment was purchased, including two additional scoops.

Contractual Obligations

The Company had the following contractual obligations at June 30, 2014:

Payments due by period (in thousands of dollars)

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Capital Asset purchases	$163	$163	$-	$-	$-
Operating Lease	833	270	541	22	-
Other Long-Term Liabilities	6,672	-	6,672	-	-
Total	$7,668	$433	$7,213	$22	$-

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp. and Aztec Metals Corp. (“Aztec”), who are related party companies by virtue of having Bradford Cooke as a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which are charged on a full cost recovery basis. The Company had $237,000 net receivable related to administration costs outstanding as at June 30, 2014 (December 31, 2013 – $248,000).

During the period ended June 30, 2014, the Company was charged $64,000 (June 30, 2013 - $90,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As of June 30, 2014, the Company had no payable outstanding relating to these legal services (December 31, 2013 - $8,000).

Financial Assets and Liabilities

As at June 30, 2014, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at June 30, 2014		As at December 31, 2013
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	44,038	44,038	35,004	35,004
Available for sale securities	1,539	1,539	1,463	1,463
Trade receivables	10,175	10,175	10,263	10,263
Other receivables	17,051	17,051	13,486	13,486
Total financial assets	72,803	72,803	60,216	60,216

Financial liabilities:
Accounts payable and accrued liabilities	20,651	20,651	17,221	17,221
Revolving credit facility	29,000	29,000	33,000	33,000
Contingent liabilities	126	126	99	99
Derivative liabilities	-	-	1,491	1,491
Total financial liabilities	49,777	49,777	51,811	51,811

30

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at June 30, 2014	$	$	$	$

Financial assets:
Available for sale securities	1,539	1,539	-	-
Trade receivables	10,175	10,175	-	-
Total financial assets	11,714	11,714	-	-

Financial liabilities:
Contingent liabilities	126	-	126	-
Total financial liabilities	126	-	126	-

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

31

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Contingent liability

On July 13, 2012 the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”), thereby acquiring the El Cubo mine. The seller is entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the three years following the acquisition date the Company renews or extends the Las Torres lease, other than a one-time three month extension after the current lease expires;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of 12 consecutive months at any time during the three-year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of 12 consecutive months at any time during the three-year period immediately following the acquisition date; and

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of 12 consecutive months at any time during the three-year period immediately following the acquisition date.

The contingent consideration related to the Las Torres lease was valued based on factoring the probability of the Company negotiating a lease extension. Management determined the probability of extending the lease to be highly unlikely, resulting in a nil value assigned to the liability at acquisition. During the quarter ended September 30, 2013, the Las Torres lease was terminated resulting in no further liability.

The contingent consideration related to metal price targets is considered a derivative, is recognized at fair value at period end and is classified as Level 2 in the fair value hierarchy. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line. As of June 30, 2014, the fair value of the contingent consideration was estimated to be $126,000 (December 31, 2013 - $99,000).

Under the terms of the Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at June 30, 2014, there was $1 million in letters of credit provided by the Company as security to the owner of the Las Torres facility.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

32

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the revolving credit facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was approximately 3.3%. As at December 31, 2013, with other variables unchanged, a 10% increase in the LIBOR rate would be result in additional interest expense of $330,000.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. Furthermore the Company carries a contingent liability linked to the price of gold. A significant rise in the gold price above $1900.00 could significantly affect the Company’s future earnings (see Contingent Liability on page 32)

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding share purchase warrants denominated in Canadian dollars are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and on net income.

Outstanding Share Data
As of August 8, 2014, the Company had the following securities issued and outstanding:

  101,535,014 common shares
  7,025,350 stock options with a weighted average exercise price of CAN$5.32 per share expiring between November 12, 2014 and May 23, 2019.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

33

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Changes in Accounting Policies and Critical Accounting Estimates

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21
In May 2013, the IASB issued IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. It also notes that levies do not arise from executor contracts or other contractual arrangements. The interpretation also confirms that an entity recognized a liability for a levy only when the triggering event specified in the legislation occurs. IFRIC 21 was applied retrospectively with no material impact on the financial statements.

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

IFRS 9 Financial Instruments
In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

See “Critical Accounting Estimates” in the Company’s annual MD&A for a detailed discussion of the areas in which critical accounting estimates are made.

34

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2014

Controls and Procedures

Endeavour’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the six months ended June 30, 2014 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, Endeavour’s internal controls over financial reporting.

35